ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 19, 2021	Brendon Caione T +1 212 841 8875 F +1 646 728 6203 brendon.caione@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

Re:	Stone Harbor Emerging Markets Income Fund (“EDF”) and Stone Harbor Emerging Markets Total Income Fund (“EDI”) (Each a “Fund” and together, the “Funds”)

Dear Ms. Fettig:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on February 24, 2021, with respect to each Fund’s annual report to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR, dated February 5, 2021 (each an “Annual Report” and together, the “Annual Reports”) and Forms N-CEN dated February 12, 2021.

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments in relation to the Annual Reports and Form N-CENs and the Funds’ responses are set forth below.

Annual Reports filed on Form N-CSR:

1.	Comment: Please consider whether each Fund’s disclosure with respect to the risks of investing in emerging markets reflects the guidance provided by the Division of Investment Management’s Disclosure Review and Account Office in ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Funds acknowledge the guidance provided in ADI 2020-11 and, in future annual shareholder reports, will enhance the disclosure to address the applicable risks discussed in ADI 2020-11.

March 19, 2021

2.	Comment: The third to last paragraph of the Investor Letter included in each Fund’s Annual Report references asset allocation percentages that are different from those referenced in the sector allocation figure of the Summary of Portfolio Holdings section. Please explain supplementally why the percentages are different between these disclosures. If it is because the figures are based on different methods of calculation, please consider explaining in future annual shareholder reports how each figure is calculated.

Response: The Funds confirm that the discrepancy between the disclosures is based on the methods of calculation. With respect to the figure in the Summary of Portfolio Holdings, the figure was calculated, as noted in the footnote, based on managed assets. With respect to the disclosure in the Investor Letter, the disclosure was calculated based on portfolio net assets including derivative exposure. The Funds confirm that added context will be provided, as applicable, in future shareholder reports in order to clarify any figures that are based on different methods of calculation.

3.	Comment: As disclosed in the Statement of Investments included in each Annual Report, each Fund has significant exposure to step bonds. In future shareholder reports, please enhance the disclosure of step bonds pursuant to the statements of the SEC staff in the “Highlights of the February 20, 2018 Panel Call with the SEC staff for the Division of Investment Management” of the AICPA Investment Companies Expert Panel.

Response: The Funds acknowledge the guidance provided in the “Highlights of the February 20, 2018 Panel Call with the SEC staff for the Division of Investment Management” of the AICPA Investment Companies Expert Panel and, in future annual shareholder reports, will consider enhancing the disclosure to address such guidance, as necessary.

4.	Comment: For any Fund that has credit default swap contracts as of the end of a reporting period, please disclose the frequency of payments per Rule 12-13C of Regulation S-X in future shareholder reports.

Response: Each Fund believes that the current disclosure in the Statement of Investments complies with Rule 12-13C of Regulation S-X. Please refer to the statement "Credit default swaps pay quarterly" under the table titled “Credit Default Swap Contracts On Sovereign Debt Obligations Issue - Sell Protection (Over The Counter)” in both Funds' Statement of Investments.

5.	Comment: In the Statement of Assets and Liabilities, there is no separate line item for payables to trustees or directors. If there are payables to directors or trustees as of the end of a reporting period, please disclose such payables separately per Rule 6-04 and Rule 6-03(l) of Regulation S-X in future shareholder reports.

Response: The Funds confirm there were no payables to trustees or directors at the end of the reporting period (November 30, 2020). In future shareholder reports, each Fund will list payables to trustees in accordance with Rule 6-04 and Rule 6-03(l) of Regulation S-X if a payable balance exists at the end of the applicable reporting period.

March 19, 2021

6.	Comment: With respect to EDI, please explain why the Financial Highlights for the six-month period ended November 2016 are marked as unaudited. The Report of Independent Registered Public Accounting Firm filed with the Annual Report indicates that this period has been audited.

Response: EDI confirms that the partial year was audited, as was disclosed in prior shareholder reports. EDI confirms that the information will be corrected in all shareholder reports going forward.

7.	Comment: In the Financial Highlights for each Fund, please disclose the asset coverage per unit in $1,000 of indebtedness per Form N-2, Item 4.3, Instruction 2.

Response: The Funds currently report asset coverage in the Financial Highlights in $1 million of indebtedness, but will change to $1,000 of indebtedness in all shareholder reports going forward.

8.	Comment: As indicated in the Financial Highlights, each Fund had high portfolio turnover during the reporting period. If a Fund engages in active and frequent trading, please consider including disclosure on this point in the description of the Fund’s investment objective and include disclosure on the risks of high portfolio turnover.

Response: Each Fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of such Fund. Rather, high portfolio turnover is a possible byproduct of a Fund implementing its investment strategies. Notwithstanding the foregoing, each Fund confirms that it will consider including high portfolio turnover disclosure in its principal risk factors sections of future shareholder reports.

9.	Comment: Please include the date as of which the information is provided in relation to Item 8(a)(1) of Form N-CSR in future shareholder reports.

Response: The Funds confirm that the required information will be included in all shareholder reports going forward.

Form N-CENs:

10.	Comment: Please explain why Item D.10 “Market Price” of Form N-CEN was not completed for each Fund.

Response: Each Fund’s failure to complete Item D.10 was an inadvertent oversight, which will be corrected in future Form N-CEN filings. The Funds note that the same information is reported in the Financial Highlights and was reported in prior Form N-CENs.

* * * * *

March 19, 2021

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 841-8875 if you have any questions regarding the foregoing.

Best regards,
/s/ Brendon Caione
Brendon Caione

cc:	Adam J. Shapiro, Esq.
Allyson Burg, Esq.